UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

CORPORACIÓN AMÉRICA AIRPORTS PROVIDES UPDATE ON COVID-19

We hereby inform that the governments and transportation authorities in many of CAAP’s countries of operations have issued flight restrictions to reduce the spread of Coronavirus (COVID-19) as follows:

•           Argentina: Presidential Decree issued on March 12, 2020 issued new measures in relation with the sanitary emergency in the country, and banned inbound flights from China, South Korea, Iran, Japan, the United States, United Kingdom and Europe, starting March 17, 2020 and lasting for 30 days. Starting March 17, 2020, only Aerolíneas Argentinas, the national carrier, will be allowed to operate with the goal of repatriating Argentines and foreign Argentine residents.

•           Italy: As per Decree issued by the Ministry of Transportation and Infrastructure on March 12, 2020, the Italian Civil Aviation Authority has ordered Florence Airport, among others, to limit its operations as of March 14, 2020. While Pisa Airport is not affected by the decree, there have been very few flights in the current environment.

•           Ecuador: On March 14, 2020, the Emergency Operations Committee, composed of top government authorities, resolved to close all borders to foreigners starting March 15, 2020 and to Ecuadorean nationals from March 16, 2020.

•           Uruguay: On March 15, 2020, the government announced restrictions for flights arriving from Argentina, starting March 17 and from the United States starting March 18. It also announced it would halt all flights from Europe starting March 20, 2020.

In this context, CAAP has formed a crisis committee composed of the Company’s CEO and operating CEOs of each subsidiary to assess its operations, including potential reductions in operating costs while maintaining quality and safety standards. The Company is also in conversations with the relevant regulatory agencies and aviation and transportation authorities in each of its countries of operations to review mitigation measures, as it navigates this unprecedented environment. CAAP has also further enhanced safety and hygiene protocols across its airports to protect the well-being of passengers and personnel.

While it is too early to forecast the extent and duration of flight cancelations, and the impact on passenger traffic volumes, management continues to monitor the situation closely and the respective impact on passenger traffic and will continue to provide relevant updates as they become available. The actions undertaken and those that could potentially be undertaken are supported by the Company’s strong financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2020

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Legal Manager

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer